enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

January 18, 2017

Enerplus Announces Conference Call for Year-End 2016 Results

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the year ended December 31, 2016 prior to market open on Friday, February 24, 2017. A conference call will be hosted by Mr. Ian C. Dundas at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

Year-End 2016 Results Live Conference Call

Date: Friday, February 24, 2017
Time: 9 AM MT (11:00 AM EST)
Dial-In: 647-427-7450
              1-888-231-8191 (toll free)
Audiocast: http://event.on24.com/r.htm?e=1347471&s=1&k=96151D7131406EA88FD59E83EC73A3A5

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
              1-855-859-2056 (toll free)
Passcode: 51750852

Electronic copies of our financial statements, news releases, investor presentations and other information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Us
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation